Exhibit 97
ATS CORPORATION

RULE 10D-1 CLAWBACK POLICY

The Board of Directors (“Board”) of ATS Corporation (the “Company”) has adopted this Policy in accordance with the New York Stock Exchange listing requirements.

A.Application of Policy

This Policy applies in the event of any restatement (“Restatement”) of the Company’s financial results due to its material non-compliance with financial reporting requirements under the securities laws.1 This Policy does not apply to restatements that are not caused by non-compliance with financial reporting requirements, such as, but not limited to, a retrospective: (1) application of a change in accounting principles; (2) revision to reportable segment information due to a change in the structure of the Company’s internal organization; (3) reclassification due to a discontinued operation; (4) application of a change in reporting entity, such as from a reorganization of entities under common control; (5) adjustment to provision amounts in connection with a prior business combination; and (6) revision for stock splits, reverse stock splits, dividends or other changes in capital structure (collectively the “Restatement Exclusions”).

B.Application of PolicyExecutive Officers Subject to the Policy

The “executive officers” of the Company are covered by this Policy. This includes the Company’s current or former Chief Executive Officer, Chief Financial Officer, Chief Human Resources Officer, Chief Information Officer, any President or Vice-President of the Company in charge of a principal business unit, division or function, and any other current or former officer or person who performs a significant policy-making function for the Company, including executive officers of Company subsidiaries (the “Executive Officers”). All of these Executive Officers are subject to this Policy, even if an Executive Officer had no responsibility for the financial statement errors which required restatement.

C.Compensation Subject to the Policy

This Policy applies to any incentive-based compensation received by an Executive Officer during the period (the “Clawback Period”) consisting of any of the three fiscal completed years immediately preceding:

•the date that the Company’s Board (or Audit Committee) concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, or
•the date that a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.

1.Please note that this includes both big “R” restatement (to correct a material error to previously issued financial statements) and little “r” restatements (to correct errors that are not material to previously issued financial statements, but would result in a material misstatement if (a) the errors were left uncorrected in the current report or (b) the error correction was recognized in the current period).

This Policy covers all incentive-based compensation (including any cash or equity compensation) that is granted, earned or vested based wholly or in part upon the attainment of any “financial reporting measure”. Financial reporting measures are those that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements and any measures derived wholly or in part from such financial information (including non-GAAP measures, stock price and total shareholder return). Incentive-based compensation is deemed “received” in the fiscal period during which the applicable financial reporting measure (as specified in the terms of the award) is attained, even if the payment or grant occurs after the end of that fiscal period.

Incentive-based compensation does not include base annual salary, compensation which is awarded based solely on service to the Company (e.g. a time-vested award, including time-vesting stock options or restricted share units), nor does it include compensation which is awarded based on subjective standards, strategic measures (e.g. completion of a merger) or operational measures (e.g. attainment of a certain project objectives).

D.Amount Required to be Repaid Pursuant to this Policy

The amount of incentive-based compensation that must be repaid (subject to the few limitations discussed below) is the amount of incentive-based compensation received by the Executive Officer that exceeds the amount of incentive-based compensation that otherwise would have been received had it been determined based on the Restatement (the “Recoverable Amount”). Applying this definition, after a Restatement, the Company will recalculate the applicable financial reporting measure and the Recoverable Amount in accordance with SEC and exchange rules. The Company will determine whether, based on that financial reporting measure as calculated relying on the original financial statements, an Executive Officer received a greater amount of incentive-based compensation than would have been received applying the recalculated financial measure. Where incentive-based compensation is based only in part on the achievement of a financial reporting measure performance goal, the Company will determine the portion of the original incentive-based compensation based on or derived from the financial reporting measure which was restated and will recalculate the affected portion based on the financial reporting measure as restated to determine the difference between the greater amount based on the original financial statements and the lesser amount that would have been received based on the Restatement. The Recoverable Amounts will be calculated on a pre-tax basis to ensure that the Company recovers the full amount of incentive-based compensation that was erroneously awarded.

In no event shall the Company be required to award Executive Officers an additional payment if the restated or accurate financial results would have resulted in a higher incentive compensation payment.

If equity compensation is recoverable due to being granted to the Executive Officer (when the accounting results were the reason the equity compensation was granted) or vested by the Executive Officer (when the accounting results were the reason the equity compensation was vested), in each case in the Clawback Period, the Company will recover the excess portion of the equity award that would not have been granted or vested based on the Restatement, as follows:

•if the equity award is still outstanding, the Executive Officer will forfeit the excess portion of the award;
•if the equity award has been exercised or settled into shares (the “Underlying Shares”), and the Executive Officer still holds the Underlying Shares, the Company will recover the number of Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares); and
•if the Underlying Shares have been sold by the Executive Officer, the Company will recover the proceeds received by the Executive Officer from the sale of the Underlying Shares relating to the excess portion of the award (less any exercise price paid for the Underlying Shares).

The Board will take such action as it deems appropriate, in its sole and absolute discretion, reasonably promptly to recover the Recoverable Amount, unless the independent directors of the Board determine that it would be impracticable to recover the such amount because (1) the direct costs of enforcing recovery would exceed the Recoverable Amount2, (2) recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder3, or (3) if the recovery of the incentive-based compensation would violate the home-country laws of the Company.

E.General Provisions
This Policy may be amended by the Board from time to time. Changes to this Policy will be communicated to all persons to whom this Policy applies.
The Company will not indemnify or provide insurance to cover any repayment of incentive-based compensation in accordance with this Policy.
The provisions of this Policy apply to the fullest extent of the law; provided however, to the extent that any provisions of this Policy are found to be unenforceable or invalid under any applicable law, such provision will be applied to the maximum extent permitted, and shall automatically be deemed amended in a manner consistent with its objectives to the extent necessary to conform to any limitations required under applicable law.
This Policy is in addition to (and not in lieu of) any right of repayment, forfeiture or right of offset against any Executive Officer that is required pursuant to any other statutory repayment requirement (regardless of whether implemented at any time prior to or following the adoption of this Policy). Nothing in this Policy in any way detracts from or limits any obligation that those subject to it have in law or pursuant to any other policy of the Company or any management, employment, consulting or other agreement with the Company or any of its subsidiaries.

2.To reach this determination, the Company must have first made a reasonable and documented attempt at recovery.
3.To reach this determination, the Company must obtain an opinion of counsel.

All determinations and decisions made by the Board (or any committee thereof) pursuant to the provisions of this Policy shall be final, conclusive and binding on the Company, its subsidiaries and the persons to whom this Policy applies. If you have questions about the interpretation of this Policy, please contact the ATS Vice President, General Counsel.